August 17, 2005


Margaret Fitzgerald, Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

RE:    Service 1st Bancorp
       Form 10-ksb for Fiscal Year Ended December 21, 2004
       Filed March 31, 2005
       File No, 000-50323


Dear Ms. Fitzgerald,

This is in response to the fax that we received from you dated August 4, 2005.

In accordance with your recommendation we will be revising future filings for Form 10-KSB to incorporate the disclosure requirements that you addressed in your fax.

Page 1 item 1 - regarding compliance with SFAS 65 "Accounting for Certain Mortgage Banking Activities" The Bank does not originate mortgage loans for resale in the secondary market. The mortgage-backed securities owned by the Company are accounted for in conformity with SFAS 65. The only loans originated by the Company for sale in the secondary market are government guaranteed loans such as SBA loans. The Bank retains the unguaranteed portion of the loan on its books and intends to hold that portion of the loan to maturity. The guaranteed portion of the loan is immediately sold in the secondary market for which the Company receives a premium and servicing revenue that will be recognized on these sold loans. Attached to this fax is a schedule of the 2004 loan activity and sales related to loans sold. The Company doesn't inventory these loans on its books for subsequent sales. There were no unsold guaranteed loans available for sale at December 31, 2004. The guaranteed portion of the loans sold were sold without recourse.

Page 2 items 2 & 3 - regarding 17 (e) SFAS 140 disclosures. The servicing for each loan is done on a loan for loan basis. If the loan is paid off, all of the unamortized servicing assets and interest only strips receivable are written off. On a monthly basis, the amortization is done as disclosed at the bottom of page 43 in footnote 1 in the Company's 2004 Form 10-KSB filed on March 31, 2005.

The following footnote will be added to our loan footnote disclosure for each year presented in the Company's financial statements.


                                                        Servicing Assets
                                                 ---------------------------
                                                     2005           2004
                                                 ------------   ------------
Balance at beginning of year                     $    137,960   $     93,185
Increase from loan sales                                  XXX         74,922
1Amortization charged to income                           XXX        (30,147)
Change in valuation allowance                             XXX             --

                                                 ------------   ------------

Balance at end of year                           $      X,XXX   $    137,960
                                                 ============   ============


                                                     Interest-Only Strips
                                                          Receivable
                                                 ---------------------------
                                                     2005           2004
                                                 ------------   ------------
Balance at beginning of year                     $    180,262   $     70,946
Increase from loan sales                                  XXX        135,150
Amortization charged to income                            XXX        (25,834)
Writedowns                                                XXX             --

                                                 ------------   ------------
Balance at end of year                           $      X,XXX   $    180,262
                                                 ============   ============


Item 4 page 2 - recognition of interest only strips

The Small Business Administration requires Company's originating and selling SBA loans to retain a contractual servicing fee of 1%. At the time the guaranteed portion of the SBA loans are sold, the purchaser may allow the bank to retain a higher serving fee which results in the creation of an interest only strip. These interest only strips are amortized over an estimated life using a method approximating the level yield method. The loans are reviewed on a monthly basis and any unamortized portion still outstanding for loans paid off are recognized against income in that month.

The Company acknowledges the following items:

     The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.


Please accept the above response to your fax dated August 4, 2005 and contact me if you have any questions. Thank you.


By:   /s/ ROBERT E. BLOCH
      ------------------------------------------
      Robert E. Bloch
      Executive Vice President and
      Chief financial Officer


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

SBA Loans in 2004

                                               Guaranteed                         Servicing      Interest-Only       Deferred
Name                          Loan Amount      Amount Sold      Gain on Sale        Asset            Strip           Premium
                             -------------    -------------    -------------    -------------    -------------    -------------
United Market                $  885,000.00    $  651,519.00    $   78,158.41    $   19,704.68    $   47,291.23    $   23,684.37
Flores Laundry               $  140,000.00    $  119,000.00    $   10,881.60    $    2,646.47    $    3,418.36    $    1,745.71
Town House Inn               $  480,000.00    $  360,000.00    $   44,673.66    $   11,044.27    $   21,738.81    $   15,109.43
Livingston True Hardware     $  470,000.00    $  352,500.00    $   36,465.68    $    7,664.87    $   13,413.52    $   11,050.21
Quality Cabinet              $  427,016.22    $  320,262.17    $   22,621.42    $    5,196.88    $      259.84    $    6,854.98
Wilton                       $  440,021.14    $  330,015.86    $   31,060.30    $    6,961.47    $    8,759.85    $    9,412.21
B & N Partnership            $  750,000.00    $  562,500.00    $   60,820.37    $   14,768.18    $   34,951.35    $   18,430.41
Siascoco                     $  440,000.00    $  330,000.00    $   31,351.06    $    6,934.74    $    5,316.64    $    9,500.32
                             -------------    -------------    -------------    -------------    -------------    -------------
     Total                   $4,032,037.36    $3,025,797.03    $  316,032.50    $   74,921.56    $  135,149.60    $   95,787.64
                             =============    =============    =============    =============    =============    =============

Total proceeds                                $3,025,797.03    $  316,032.50    $3,341,829.53
                                                                                =============


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